May 1, 2019

David Sin
Chairman
SC Health Corporation
108 Robinson Road #10-00
Singapore 068900

       Re: SC Health Corporation
           Draft Registration Statement on Form S-1
           Submitted April 1, 2019
           CIK 0001764301

Dear Mr. Sin:

       We have reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 1, 2019

Summary, page 1

1. Your summary focuses heavily on the business of your sponsor SINCap. If you choose to maintain this emphasis, please ensure that the discussion is balanced. For example, when you describe SINCap as a "multi-asset professional investment firm," also clarify that
       SINCap's investment experience is generally limited to a single portfolio company,
       Fullerton Healthcare. Consider discussing total assets under investment. When you highlight SINCap management's experience, please clarify the extent of the collective experience with Goldman Sachs, J.P. Morgan and Credit Suisse, and explain what you mean by "similar institutions." In this connection, we are unable to locate any references to J.P. Morgan in the experience of any member of your management.
 David Sin
SC Health Corporation
May 1, 2019
Page 2
Financial Statements
Note 7   Subsequent Events, page F-15

2. Please disclose the specific date the financial statements were available to be issued in accordance with ASC 855-10-50-1.
General

3. Revise the registration statement cover page to include the name, address, and telephone number of the agent for service.
4. Refer to the prospectus cover page. The meaning of the fifth paragraph's last sentence is unclear. Please revise.
        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne M.
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.



                                                               Sincerely,
FirstName LastNameDavid Sin
                                                               Division of
Corporation Finance
Comapany NameSC Health Corporation
                                                               Office of
Manufacturing and
May 1, 2019 Page 2                                             Construction
FirstName LastName